[redacted]

AB* 3/13

08030370

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 – 16016

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 AND ENDING DECEMBER 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

GRENEL & CO., LLC **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

231-33 CRESTWOOD DRIVE

WEST ORANGE,	**NEW JERSEY**	**07052**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT GREENFIELD **(973) 731 - 0584**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

3/25/08

OATH OR AFFIRMATION

I, *ROBERT GREENFIELD,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
GRENEL & CO. LLC, as of DECEMBER 31, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X [signature]
Signature

Member
Title

X [signature]
Notary Public

Michael P. Martucci
Notary Seal
New Jersey
My Commission Exp. 12/10/2012

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***ROBERT GREENFIELD,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm ***of GRENEL & CO. LLC,*** as of ***DECEMBER 31, 2007,*** are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

Member

(Title)

(Notary Public)

Michael P. Martucci
Notary Seal
New Jersey
My Commission Exp. 12/10/2012

GRENEL & CO. LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

GRENEL & CO. LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS	
Due from clearing broker	$ 1,499,275
Fixed assets - net of accumulated depreciation of $7,708 (Note 2c)	-
Other assets	56
Total assets	$ 1,499,331
LIABILITIES AND CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 15,938
Total liabilities	15,938
Commitments and Contingencies (Note 4)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 3)	700,000
Capital (Note 5)	783,393
Total liabilities and capital	$ 1,499,331

The accompanying notes are an integral part of this statement.

GRENEL & CO. LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1- Nature of Business

Grenel & Co., a Limited Liability Company ("The Company") is a New York company conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

c) ***Depreciation***
Depreciation of equipment is computed on the straight-line method over the estimated useful lives of the assets of five years.

d) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Liabilities Subordinated to the Claims of General Creditors

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

GRENEL & CO. LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 3- Liabilities Subordinated to the Claims of General Creditors (continued)

The *9borrowing, under a subordination agreement, as of December 31, 2007 is as follows:

Secured demand note agreement due June 1, 2012 with interest at the Federal Funds rate plus ½%	$700,000

Note 4 Financial Instruments with Off-Balance Sheet Credit Risk

The Company trades only for its own account, and its off-balance sheet risk deals only with the clearing broker, who monitors the Company's trades.

Note 5 Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2007, the Company's net capital of $1,473,883 was $1,373,883 in excess of its required net capital of $100,000. The Company's capital ratio was 1.08%.

Note 6 Other Income

Included in other income is approximately $91,000 the company received as their share of a settlement in a class action lawsuit against AOL Time Warner, Inc. In addition, the Company received a non-recurring payment of $35,000 in connection with the merger of the regulatory functions of the New York Stock Exchange and the National Association of Securities Dealers.

A copy of the Company's Statement of Financial Condition as of December 31, 2007, pursuant to SEC Rule 17a-5 is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission and the office of Financial Industry Regulatory Authority.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Grenel & Co. LLC
31-33 Crestwood Drive
West Orange, NJ 07052

Gentlemen:

We have audited the accompanying statement of financial condition of Grenel & Co. LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grenel & Co. LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 20, 2008

END